Filed by Rotor Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rotor Acquisition Corp.

Commission File No.: 001-39897

On August 29, 2021, an interview of Ben Wolff, Chief Executive Officer of Sarcos Corp., with Benzinga was published at https://www.benzinga.com/news/21/08/22689721/exclusive-sarcos-ceo-on-whether-tesla-is-late-to-the-robotics-party-ai-utility-in-repetitive-vs-dyna. A hyperlink to the interview was also made available on August 30, 2021 by Ben Wolff on his LinkedIn profile at: https://www.linkedin.com/in/ben-wolff-1b49bb24/.

Ben Wolff, Chairman and CEO of Sarcos Robotics, a maker of robotic exoskeletons that is set to go public in a SPAC merger with Rotor Acquisition Corp  soon, talked with Benzinga about industrial robots and the relevance of Tesla Inc’s  foray into the industry.

Exoskeletons Or Full On Bots: Fictional machines — like Tony Stark's exoskeleton from "Iron Man" and the B-9 Robot from “Lost in Space” — are getting closer to reality, but which one is a better approach when it comes to removing humans from dangerous, repetitive, and boring tasks?

Sarcos’ industrial exoskeletons, for one, are specifically designed to undertake work that isn’t repetitive in nature. “We focus on tasks that are diverse and dynamic in nature, where human judgment, wisdom and intuition are important to getting the job done, all while reducing the risk of human injury or death,” Wolff told Benzinga.

Recently, Tesla CEO Elon Musk announced that the automaker was foraying into making Tesla Bots — humanoid robots that utilize the same software used in the company’s self-driving system. The robot’s prototype is expected next year.

Wolff said that autonomous walking robots are far more complex than even self-driving cars, which are yet to “come on the scene.”

“Self-driving cars have ‘the rules of the road’ that constrain the data sets they have to deal with, but autonomous humanoid robots have no ‘rules’ that limit the variables they would have to deal with,” he said.

Don't Bet Against Musk:  Wolff is not dismissive of humanoid robots and accepts that they have a place. As for Musk, the Sarcos CEO appreciates his ability to “identify huge market opportunities.”

“It often takes longer than [Musk] predicts. Still, he has proven it isn’t wise to bet against him,” said Wolff.

Expressing agreement on Musk’s case for robotic systems, Wolff said that Sarcos was combining the best of humans and machines to ensure a safe and more productive workforce.

Wolff also agreed with Musk that Tesla is a robotics company. He said that the closest analogy to what they do at Sarcos is the electric vehicle.

“Tesla’s vehicles and our robots are comprised of electric motors, batteries, compute power, software, firmware and sensors. The form factor is different, but there is more in common than different from a pure technology perspective.”

Sometimes, Humans Are Needed: Sarcos’ approach for combining humans with exoskeletons is based on the premise that, ultimately, as of now human brains are faster.

Wolff said that the fastest supercomputer can only process a number of operations per second - which is 1/10,000th of the number that the human brain can process and to do that the computer uses electricity equivalent to power approximately 8,000 homes.

The Sarcos CEO said that autonomous machines are best suited to repetitive tasks, but when “variables” are inserted into the tasks or environments, then the going gets tough for robots.

“If the number of variables is high, and the predictability of occurrence or ability for a machine to recognize the variables is low, then it's a job for humans, and in many cases a job for humans augmented with robots.”

Robots Are No Self-Driving Cars: Wolff took stock of Tesla’s massive resources and its ability to attract “incredible talent.”

“I have no doubt they will make a positive contribution to the robotics industry,” he said.

However, making humanoid robots is not an overnight task, as per Wolff — Tesla has its work cut out.

“It is far more complex than creating self-driving cars,” said Wolff. He said that there are few companies with meaningful experience and track records in robotics.

“One of them is Boston Dynamics, which was recently acquired by another car company, Hyundai. Sarcos is another.”

Is Tesla A Latecomer? Certainly not, if you ask Wolff.

He said that the industry was still at the early stages of developing autonomous robots that can “navigate and manipulate objects in the real world — a world that has been designed throughout the ages to accommodate the human form factor.”

The Blank Check Deal: Sarcos’ Special Purpose Acquisition deal has $220 million private investment in public equity or PIPE component, which includes names such as Palantir Technologies Inc, Caterpillar Inc, BlackRock Inc and Schlumberger NV .

The merged entity is to be named Sarcos Technologies and Robotics Corporation and is expected to trade on Nasdaq under the symbol “STRC.”

Rotor Acquisition has set a voting date of Sept. 15, as per a definitive proxy statement filed with the U.S. Securities and Exchange Commission.

On taking the SPAC route, Wolff said it had the benefit of allowing Sarcos to talk more about its vision. “The SPAC route enables investors like you and me to invest at a stage and valuation that would typically require us to be investors in a fund of some kind with our capital tied up for years.”

Additional Information

In connection with the potential business combination (the “Potential Business Combination”) between Rotor Acquisition Corp. (“Rotor”) and Sarcos Corp. (“Sarcos”), Rotor has filed with the U.S. Securities and Exchange Commission (“SEC”) a definitive proxy statement on August 6, 2021 (the “proxy statement”). This communication does not contain all the information that should be considered concerning the Potential Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Potential Business Combination. Rotor’s shareholders and other interested persons are advised to read the proxy statement and other documents filed in connection with the Potential Business Combination, as these materials will contain important information about Rotor, Sarcos and the Potential Business Combination.  The proxy statement and other relevant materials for the Potential Business Combination were mailed to shareholders of Rotor as of August 2, 2021, the record date established for voting on the Potential Business Combination. Shareholders will also be able to obtain copies of the proxy statement and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Rotor Acquisition Corp. 405 Lexington Avenue, New York, New York 10174.

No Offer or Solicitation

Nothing herein constitutes an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

Rotor and its directors and executive officers may be deemed participants in the solicitation of proxies from Rotor’s shareholders with respect to the Potential Business Combination. A list of the names of those directors and executive officers and a description of their interests in Rotor is contained in the proxy statement, and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Rotor Acquisition Corp. 405 Lexington Avenue,  New York, New York 10174. Additional information regarding the interests of such participants is contained in the proxy statement.

Sarcos and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Rotor in connection with the Potential Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Potential Business Combination are included in the proxy statement.

Forward-Looking Statements

All statements in this communication other than statements of historical fact, including, but not limited to, statements regarding Sarcos’ future operating results, financial position, business strategy, addressable market, anticipated benefits of its technologies, and plans and objectives for future operations and offerings are “forward-looking statements” and can often be identified by the use of terminology such as “may,” “will,” “estimate,” “intend,” “continue,” “believe,” “expect,” “anticipate,” “should,” “could,” “potential,” “projection,” “forecast,” “plan,” “trend,” “assumption,” “opportunity,” “predict,” “seek,” “target,” or similar terminology, although not all forward-looking statements contain these identifying terms. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the transaction and the potential success of Sarcos’ strategy, and expectations related to the terms and timing of the transaction. These forward-looking statements are based upon Sarcos management’s current expectations, assumptions and estimates as of the date of this communication and are not guarantees of future results or the timing thereof. These forward-looking statements are provided for illustrative purposes only and are not intended to serve, and must not be relied on by any investor, as a guarantee, assurance, prediction or definitive statement of fact or probability. Actual results may differ materially from those contemplated in these statements due to a variety of risks and uncertainties, including, but not limited to, risks and uncertainties related to the inability of the parties to successfully or timely consummate the Potential Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Potential Business Combination, and the failure to realize the anticipated benefits of the Potential Business Combination; Sarcos’ ability to execute on its business strategy, ability to attract and retain customers, ability to develop new products and services and enhance existing products and services, ability to respond rapidly to emerging technology trends, ability to compete effectively and ability to manage growth; the duration and global impact of COVID-19; the number of redemption requests made by Rotor’s public stockholders and the ability of Rotor or the combined company to issue equity or equity-linked securities in connection with the Potential Business Combination or in the future; other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the proxy statement and other documents of Rotor filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Rotor nor Sarcos presently know of that Rotor and Sarcos currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Rotor’s and Sarcos’ expectations, plans or forecasts of future events and views as of the date of this communication. Rotor and Sarcos anticipate that subsequent events and developments will cause Rotor’s and Sarcos’ assessments to change.